UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Harry Winston Diamond Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

41587B100

(CUSIP Number)

Geoffrey P. Gold, Esq. Kinross Gold Corporation Executive Vice President and Chief Legal Officer 25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 41587B100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kinross Gold Corporation EIN: 650430083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0 –
	8	SHARED VOTING POWER – 0 –
	9	SOLE DISPOSITIVE POWER – 0 –
	10	SHARED DISPOSITIVE POWER – 0 –
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See instructions) CO

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Statement”) relates to the Common Shares (the “Common Shares”) of Harry Winston Diamond Corporation (the “Issuer”), a corporation organized under the federal laws of Canada, and amends the Schedule 13D filed by Kinross Gold Corporation (the “Reporting Person”), a corporation organized under the laws of the Province of Ontario, Canada, on September 7, 2010 and amended on October 1, 2010 (as so amended, the “Previous Statement”).  The principal executive offices of the Issuer are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Previous Statement is hereby updated as follows, to reflect changes to the directors and executive officers of the Reporting Person:

The name, business address, present principal occupation or employment and citizenship of the Reporting Person and each executive officer and director of the Reporting Person is set forth in Schedule A, which is attached hereto and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Previous Statement is hereby updated to include the following additional disclosure:

On March 28, 2011, the Reporting Person sold its entire holdings of Common Shares, consisting of 7,142,857 Common Shares, on an underwritten block trade basis at a price of C$ 13.75 per Common Share, for aggregate gross proceeds of C$ 98,214,283, pursuant to a bid letter, dated as of March 23, 2011 (the “Bid Letter”), between the Reporting Person and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., GMP Securities L.P. and Morgan Stanley Canada Limited.  The Bid Letter is filed as Exhibit 99.3 to this Statement and is hereby incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Previous Statement is hereby amended and restated in its entirety as follows:

(a), (b)                                As of March 28, 2011, the Reporting Person does not beneficially own any Common Shares; and, to the knowledge of the Reporting Person, none of the other persons named in Item 2 beneficially owns any Common Shares.

(c)           Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2 has effected any transactions in Common Shares during the sixty days preceding the filing of this Statement.

(d)           Not applicable.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares on March 28, 2011.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Previous Statement is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Item 4 is hereby incorporated by reference into this Item 6.

On August 11, 2010 the Reporting Person entered into a Purchase Agreement with the Issuer pursuant to which the Reporting Person agreed to sell its interest in Harry Winston Diamond Limited Partnership to the Issuer for total consideration of approximately $220 million, comprised of $50 million cash, a note payable in the amount of $70 million (the “Note”) and 7,142,857 Common Shares.

The Note matures on August 25, 2011 and bears interest at an annual rate of 5%.  Pursuant to the terms of the Note, the Issuer may, at its option and subject to certain conditions, repay amounts owing under the Note by issuing additional Common Shares to the Reporting Person, which Common Shares shall be valued by reference to the volume-weighted trading price of the Common Shares on the Toronto Stock Exchange for the five trading days preceding the maturity date, subject to a 10% discount.  Common Shares may be issued to the Reporting Person by the Issuer in satisfaction of amounts owing under the Note only to the extent that the issuance of such Common Shares to the Reporting Person would not result in the Reporting Person holding more than 19.9% of the issued and outstanding Common Shares of the Issuer.  If the Issuer determines to satisfy a portion of the amounts owing under the Note by issuing additional Common Shares and makes a good-faith determination not to repay the remaining amounts outstanding based on its cash balances, then the maturity date of the Note will be extended by 180 days.  The Note is filed as Exhibit 99.2 to the Previous Statement and is hereby incorporated by reference herein.

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons named in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements, except as described in this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

99.3	Bid letter, dated as of March 23, 2011, between the Reporting Person and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., GMP Securities L.P. and Morgan Stanley Canada Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 29, 2011

KINROSS GOLD CORPORATION
By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Executive Vice President and Chief Legal Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF KINROSS GOLD CORPORATION

Schedule A sets forth the following information with respect to each executive officer and director of Kinross Gold Corporation (“Kinross”): (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.  The address of Kinross’ principal place of business is 25 York Street, Suite 1700, Toronto, Ontario, Canada, M5J 2V5.

Name	Business Address	Present Principal Occupation	Citizenship
Tye W. Burt President and Chief Executive Officer and Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	President and Chief Executive Officer and Director of Kinross	Canada
Rick A. Baker Senior Vice President, Environment and Project Planning	5370 Kietzke Lane, Suite 102, Reno, Nevada, 89511	Senior Vice President, Environment and Project Planning of Kinross	U.S.A.
Brant Hinze Executive Vice President and Chief Operating Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President and Chief Operating Officer of Kinross	U.S.A.
Thomas M. Boehlert Executive Vice President and Chief Financial Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President and Chief Financial Officer of Kinross	U.S.A.
Geoffrey P. Gold Executive Vice President & Chief Legal Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President & Chief Legal Officer of Kinross	Canada
Paul Rollinson Executive Vice President, Corporate Development	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President, Corporate Development of Kinross	Canada
Lisa Colnett Senior Vice President, Human Resources and Corporate Services	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Human Resources and Corporate Services of Kinross	Canada

James Crossland Executive Vice President, External Relations and Corporate Responsibility	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President, External Relations and Corporate Responsibility of Kinross	Canada
Robert D. Henderson Senior Vice President, Technical Services	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Technical Services of Kinross	Canada
Dr. Kenneth Thomas Senior Vice President, Projects	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Projects of Kinross	Canada
John E. Oliver Independent Chairman	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Independent Chairman of Kinross	Canada
John A. Brough Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada
John K. Carrington Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada
Richard P. Clark Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada
John M.H. Huxley Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada
John A. Keyes Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

Lukas H. Lundin Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive, Lundin Group of Companies (Mining) 885 West Georgia Street Suite 2101 Vancouver, British Columbia, Canada V6C 3E8	Canada / Sweden
Catherine McLeod-Seltzer Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Chairman and Director, Pacific Rim Mining Corp. #1050 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6	Canada
George F. Michals Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada
John E. Oliver Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada
Terence C.W. Reid Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada